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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **February 2008**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes X   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Sharpe Resources Corporation
	(Registrant)
Date:___February 13, 2008_____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES CORPORATION

C.U.S.I.P # 82001L100

NEX:SHO.H
OTCBB : SHGPF

SHARPE IS EVALUATING THE OPPORTUNITY TO ACQUIRE ONE OF TWO PERMITTED COAL MINE PROPERTIES IN KENTUCKY AND WEST VIRGINIA

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, FEBRUARY 11, 2008, SHARPE RESOURCES CORPORATION: (SHO.H)
Sharpe is currently working with owners/operators and their agents of two separate permitted coal mine properties in Kentucky and West Virginia. The project in Kentucky is in production and the West Virginia property is permitted to go into production. Sharpe's immediate objective is to acquire either a producing or near term (permitted) development property in either Eastern Kentucky or West Virginia as part of an effort to capitalize on the currently "hot export" and attractive domestic coal markets for the Central Appalachian region. This region has excellent infrastructure for mining and transportation of the coal to the market.

Recently Platts coal outlook has indicated that "the Central Appalachian coal market is going into 2008 with tight supplies and higher prices due to heavy demand, declining production and mining difficulties. This situation is also affected by a marked increase in the second half of 2007 from overseas customers for both metallurgical and steam coal showing a 38% increase in sales over 2006". Annual Energy outlook has predicted that US coal exports would continue at high tonnages until some time in 2010 and 2015. This coal will go to primarily Europe and Canada. This demand will also tighten supplies for domestic steam coal consumers translating to higher coal prices and a strong market for produced coal going forward.

Sharpe's objective is to get involved in this market with a near term acquisition as a means to participate in this very attractive Eastern United States coal market. The objective is to get involved in a project that has the potential to grow into a 40,000 to 50,000 ton per month production level. Coal prices for low sulfur, high btu steam coal reportedly from some of the operators to be in the range of $65 to more than $70 per ton fob mine.

According to Roland M. Larsen, CEO, "now is the time to get involved in the coal business in this region." Sharpe currently owns the minerals to more than 17,000 acres of coal lands in West Virginia.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.
For more information
Please call Roland Larsen, qualified person, NI-43-101 @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at sharpe-resources.com